Exhibit 12


              AMERICAN GENERAL CORPORATION
     Computation of Ratio of Earnings to Fixed Charges and
          Ratio of Earnings to Combined Fixed Charges
                 and Preferred Stock Dividends
                          (Unaudited)
                        ($ in millions)


                                                      Three Months Ended
                                                           March 31,
                                                        2001      2000
Consolidated operations:
  Income before income tax expense and net dividends
    on preferred securities of subsidiaries .......... $ 528     $ 478
  Fixed charges deducted from income
    Interest expense .................................   229       217
    Implicit interest in rents .......................     6         6

      Total fixed charges deducted from income .......   235       223

        Earnings available for fixed charges.......... $ 763     $ 701

  Fixed charges per above ............................ $ 235     $ 223
  Dividends on preferred stock and securities ........    43        41

    Combined fixed charges and preferred
      stock dividends ................................ $ 278     $ 264

      Ratio of earnings to fixed charges ..........     3.24      3.14

      Ratio of earnings to combined fixed charges
             and preferred stock dividends ...........  2.74      2.66

Consolidated operations, corporate fixed charges
  and preferred stock dividends only:
    Income before income tax expense and net dividends
      on preferred securities of subsidiaries ........ $ 528     $ 478
    Corporate fixed charges deducted from income -
      corporate interest expense .....................    64        61

        Earnings available for fixed charges ......... $ 592     $ 539

    Corporate fixed charges per above ................ $  64     $  61
    Dividends on preferred stock and securities ......    43        41

      Combined corporate fixed charges and
        preferred stock dividends .................... $ 107     $ 102

           Ratio of earnings to corporate fixed
             charges .................................  9.27      8.80

           Ratio of earnings to combined corporate
             fixed charges and preferred
             stock dividends .........................  5.54      5.29


                                                      Three Months Ended
                                                           March 31,
                                                        2001      2000
American General Finance, Inc.:
  Income before income tax expense ................    $ 104     $  94
  Fixed charges deducted from income
    Interest expense ..............................      172       163
    Implicit interest in rents ....................        4         4

      Total fixed charges deducted from income.....      176       167

        Earnings available for fixed charges ......    $ 280     $ 261

            Ratio of earnings to fixed charges ....     1.59      1.56